FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, January 3, 2006
FAIRFAX DECLARES ANNUAL DIVIDEND
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that it has declared a dividend of US$1.40 per share on its outstanding multiple voting and subordinate voting shares, payable on February 1, 2006 to shareholders of record on January 18, 2006. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.
This dividend continues the policy, instituted in 2001, of payment of a modest annual dividend. This policy was discussed in Fairfax’s 2000 Annual Report. The two previous annual dividends declared were also US$1.40 per share.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:          Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946